KIMBER RESOURCES INC.

ANNUAL

INFORMATION

FORM

September 28, 2005

Statements in this Annual Information Form may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Company can fulfill such forward-looking statements and the Company undertakes no obligation to update such statements.  Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.

TABLE OF CONTENTS

Page

GLOSSARY

4

CURRENCY AND EXCHANGE RATES

5

METRIC CONVERSION TABLE

5

MATERIAL INCORPORATED BY REFERENCE

5

CORPORATE STRUCTURE

7

     Name and Incorporation

7

     Intercorporate Relationships

7

GENERAL DEVELOPMENT OF THE BUSINESS OF THE COMPANY

7

    Three Year History

7

DESCRIPTION OF THE BUSINESS OF THE COMPANY

9

    Overview

9

    Mineral Project

10

    The Property

13

DIVIDENDS

14

CAPITAL STRUCTURE

14

MARKET FOR SECURITIES

15

     Trading Price and Volume

15

DIRECTORS AND OFFICERS

15

    Name, Occupation and Security Holdings

15

    Shareholdings of Directors and Officers

17

    Corporate Cease Trade Orders or Bankruptcies

17

    Penalties or Sanctions

17

    Personal Bankruptcies

17

    Conflicts of Interest

17

PROMOTERS

17

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

18

    Insider Private Placements

18

TRANSFER AGENTS AND REGISTRARS

18

MATERIAL CONTRACTS

19

INTERESTS OF EXPERTS

20

RISK FACTORS

21

AUDIT COMMITTEE

23

    Charter

23

 Composition and Experience of the Audit Committee

23

Audit Fees

23

ADDITIONAL INFORMATION

24

GLOSSARY

Certain terms and abbreviations used in this Annual Information Form are defined below:

“Ag” is the chemical symbol for silver;

 “Au” is the chemical symbol for gold;

“Common Shares” means the common shares without par value in the capital of Kimber;

“Company” means Kimber and Minera Monterde, collectively;

“El Coronel Concessions” means all of the mineral concessions located in the Monterde Mining District listed under the heading “El Coronel Concessions” in Table I of this Annual Information Form;

“g/t” means grams per Tonne;

“grade” is the relative quantity or the percentage of a commodity content in a resource, expressed as grams per tonne or ounces per ton for precious minerals, gold for example, or as a weight percentage for other metals;

“Group 1 Concessions” means the mineral concessions forming part of the Monterde Concessions located in the Monterde Mining District, Chihuahua, Mexico, listed under the heading “Group 1 Concessions” in Table I of this Annual Information Form;

“Group 2 Concessions” means the mineral concessions forming part of the Monterde Concessions located in the Monterde Mining District, Chihuahua, Mexico, listed under the heading “Group 2 Concessions” in Table I of this Annual Information Form;

“Group 3 Concessions” means the mineral concession forming part of the Monterde Concessions located in the Monterde Mining District, Chihuahua, Mexico, listed under the heading “Group 3 Concessions” in Table I of this Annual Information Form;

“Group 4 Concessions” means the mineral concession forming part of the Monterde Concessions located in the Monterde Mining District, Chihuahua, Mexico, listed under the heading “Group 4 Concessions” in Table I of this Annual Information Form;

 “Kimber” means Kimber Resources Inc.;

“MineQuest” means MineQuest Exploration Associates Ltd.;

“Minera Monterde” means Minera Monterde, S. de R.L. de C.V.;

“Monterde Concessions” means all of the mineral concessions located in the Monterde Mining District, Chihuahua, Mexico, listed under the heading “Monterde Concessions” in Table I of this Annual Information Form;

“ore” is a naturally occurring material from which a mineral or minerals of economic value can be extracted at a profit under economic conditions that are specified and are generally accepted as reasonable, also, the mineral or minerals thus extracted;

“Property” means the Monterde Concessions, the El Coronel Concessions and the Staked concessions set out in Table I of this Annual Information Form;

“resource” (mineral resource) is a concentration or occurrence of material of intrinsically economic interest in or on the Earth's crust in such a form or quantities that there are reasonable prospects for eventual economic extraction.  The location, quantity, grade, geological characteristics, and continuity are known, estimated, or interpreted from specific geological evidence and knowledge.  Resources are subdivided, in order of increasing geological confidence, into Inferred, Indicated, and Measured categories;

“Sierra Madre Gold” means Sierra Madre Gold de Mexico, S.A. de C.V.

“Staked Concessions” means the mineral concessions forming part of the Property located in the Monterde Mining District, Chihuahua, Mexico, listed under the heading “Staked Concessions” in Table I of this Annual Information Form;

“Subdivision” means the subdivision of Kimber’s share capital on the basis of 1.6 “new” shares for each “old” share, which occurred in 2002; and

“UTM coordinates” means Universal Transverse Mercator coordinates, measured in metres from some fixed datum.

CURRENCY AND EXCHANGE RATES

All references to “dollars” and “$” herein are expressed in Canadian currency unless specifically stated otherwise.

While Kimber’s financial statements are expressed in Canadian currency, some of its contractual obligations (such as property payments in respect of the Property) are expressed in US dollars and some are expressed in Mexican pesos. As at June 30, 2005 the Bank of Canada noon rate of exchange per US$1.00 was $1.2287 and the Bank of Canada closing exchange rate per Mexican peso was $0.1147. As of September 26, 2005 the Bank of Canada noon rate of exchange per US$1.00 was $1.1727 and the Bank of Canada closing exchange rate per Mexican peso was $0.1082.

METRIC CONVERSION TABLE

The following sets forth certain factors for converting metric measurements into imperial equivalents.

To convert from

To imperial units

Multiply by

      Grams

 Ounce (troy)

   0.0322

      Tonnes

        Tons

   1.1023

   Grams/tonne

Ounce (troy)/ton

   0.0292

     Hectares

        Acres

   2.4711

   Kilometres

        Miles

   0.6214

      Metres

         Feet

   3.2802

MATERIAL INCORPORATED BY REFERENCE

The following documents are incorporated by reference:

(a)

management’s information circular dated April 23, 2004 in respect of Kimber’s extraordinary  general meeting held on May 28, 2004 (the “EGM Information Circular”);

(b)

management’s information circular dated November 8, 2004 in respect of Kimber’s 2004 annual general meeting held on December 8, 2004 (the “Information Circular”);

(c)

Technical  Evaluation  Report, Mineral Resource Estimate  L – Carmen Deposit for Kimber

Resources Inc. on the Monterde Project, Guazapares  Municipality, Chihuahua State, Mexico, by A.A. Burgoyne, P.Eng., M.Sc., dated September 28, 2005 (the “Burgoyne Technical Report”)

All of the above documents were filed by Kimber through SEDAR prior to or on the date of this Annual Information Form and can be found at www.sedar.com.

CORPORATE STRUCTURE

Name and Incorporation

Kimber Resources Inc. (“Kimber”), a Canadian junior exploration company, was incorporated on March 31, 1995 by registration of its Memorandum and Articles under the Company Act (British Columbia) (which was replaced by the Business Corporations Act (British Columbia) that came into force on March 29, 2004), as amended effective on April 23, 1998, May 19, 1999, May 21, 2002 and June 3, 2004.

At the Extraordinary General Meeting of Kimber's shareholders held on April 30, 2002, a subdivision of Kimber's Common Shares on a 1.6 “new” shares for one “old” share basis (the “Subdivision”) was approved and the authorized capital of Kimber was increased to 80,000,000 Common Shares effective May 21, 2002. All of the references to Common Shares outstanding throughout this Annual Information Form reflect the Subdivision.

At an Extraordinary General Meeting of Kimber’s shareholders held on May 28, 2004, the shareholders approved the adoption of new Articles under the new Business Corporations Act (British Columbia) and the increase in the number of Kimber directors to six (6) from five (5) as well as electing Mr. James J. Puplava to Kimber’s Board of Directors. The adoption of the new Articles became effective on June 3, 2004 upon filing a notice of alteration to the Notice of Articles with the Registrar of Companies on June 3, 2004. See the EGM Information Circular at www.sedar.com for a description of the material changes to the Articles.

The head office and registered and records office of Kimber are located at Suite 215 - 800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6. Telephone: (604) 669-2251.

Intercorporate Relationships

Minera Monterde, S. de R.L. de C.V. (“Minera Monterde”) is a Mexican mining enterprise that was formed under the laws of Mexico on January 21, 2000 as a limited liability partnership with variable capital stock. The business office of Minera Monterde is located at Calle Arizona 2055, Col. Las Aquilas, Chihuahua, 31237, Chihuahua, Mexico. Minera Monterde is the holder of a 100% interest in the Monterde Concessions and the Staked Concessions and it is the registered owner of the El Coronel Concessions all located in the Monterde Mining District, southwest of the city of Chihuahua, Mexico. The El Coronel Concessions are subject to reconveyance upon failure to make the payments of US$165,000 on February 14, 2006 and US$383,000 due on August 14, 2006.  See “General Development of the Business of the Company” in this Annual Information Form.

Kimber is a mining exploration and development company which beneficially owns all of the corporate participation units in the capital stock of Minera Monterde. Currently, 2,997 corporate participation units are held by Kimber and three corporate participation units are held by Robert V. Longe, the President and CEO of Kimber, for and on behalf of Kimber. The nominal value of the corporate participation units of Minera Monterde is one Mexican peso each.

GENERAL DEVELOPMENT OF THE BUSINESS OF THE COMPANY

Three Year History

Kimber is a junior exploration and development company engaged in the exploration for and development of gold and silver resources on the Property, located in the State of Chihuahua in northern Mexico.

In the year 2000 the Company acquired the exploration rights and option to purchase a 100% interest in and to the mineral concessions making up the Monterde Concessions. The Company now is the holder of a 100% interest in Monterde Concessions and the Staked Concessions. In 2001 the Company acquired the exploration rights and option to purchase a 100% interest in the El Coronel Concessions and subsequently acquired title to the El Coronel Concessions, subject to reconveyance upon failure to make the payment of US$165,000 on February 14, 2006 and US$383,000 due on August 14, 2006. To date the Company has paid US$452,000 of the total purchase price of US$1,000,000.

During the last three (3) financial years the Company has carried out an on-going program of reverse circulation drilling, trenching and sampling on the Property. As of June 30, 2005 the Company had expended a total of $11,542,512 on the exploration and development of the Property and acquisition costs, of which $444,628 was funded by a third party under an option agreement that was terminated.

On July 12, 2002 Kimber closed an initial public offering with Canaccord Capital Corporation (“Canaccord”) acting as agent. Kimber placed a total of 7,000,000 units at $0.45 per unit for gross proceeds of $3,150,000. Each unit consisted of one Common Share and one transferable warrant exercisable at $0.45 until July 12, 2003 and thereafter at $0.55 until they expired on January 12, 2004. Canaccord received 10% of the gross proceeds totaling $315,000 and non-transferable warrants exercisable into 1,400,000 Common Shares at $0.45 per share until July 12, 2003 and thereafter at $0.55 per share until January 12, 2004. Kimber also issued Canaccord 250,000 Common Shares and paid a sponsorship fee of $30,000 in cash.

Following the initial public offering, Kimber completed a brokered private placement of a further 500,000 units at $0.45 per unit. Each unit consisted of one Common Share and one transferable share-purchase warrant entitling the holder to purchase an additional Common Share at a price of $0.45 to July 12, 2003 and thereafter at $0.55 until January 12, 2004. Canaccord, the agent, received 10% of the gross proceeds for a total of $22,500 and was issued non-transferable agent’s warrants exercisable into 100,000 Common Shares at $0.45 per share until July 12, 2003 and thereafter at $0.55 per share until January 12, 2004.

On May 14, 2003 Kimber closed a private placement of 1,765,600 units at a price of $0.45 per unit to realize gross proceeds of $794,520.  Each unit consisted of one Common Share and one-half of one non-transferable warrant.  One whole warrant entitled the holder to purchase one additional Common Share until November 14, 2004 at a price of $0.55.  Canaccord acted as agent for the offering, in consideration for which it received an 8% commission payable in cash and  warrants to purchase 353,120 Common Shares until November 14, 2004 at a price of $0.55 per share. In addition, Kimber paid Canaccord a $4,000 administration fee.

On December 16, 2003 Kimber closed a non-brokered private placement of 1,000,000 units to Mr. James  J. Puplava (prior to him becoming a director of Kimber) and parties associated with him at a price of $0.70 per unit. Each unit consisted of one Common Share and one-half of one non-transferable warrant.  One whole warrant entitled the holder to purchase one additional Common Share of Kimber until December 16, 2004 at a price of $0.80.

On December 16, 2003 Kimber also closed a brokered private placement of 1,000,000 units with  Canaccord acting as agent at a price of $0.70 per unit.  Each unit consisted of one Common Share and one-half of one non-transferable warrant.  One whole warrant entitled the holder to purchase one additional Common Share until December 16, 2004 at a price of $0.80. Canaccord received an 8% commission (paid one-half in cash and one-half in units) and non-transferable agent’s warrants to purchase 200,000 Common Shares at $0.80 per share until December 16, 2004.  In addition, Kimber paid Canaccord a $5,000 administration fee.

On September 8, 2004 Kimber closed a brokered private placement of 1,270,000 units at a price of $1.50 per unit to realize gross proceeds totaling $1,905,000. Each unit consisted of one Common Share and one-half of one non-transferable warrant.  One whole warrant entitles the holder to purchase one additional Common Share of the Company until March 8, 2006 at a price of $1.80. Haywood Securities Inc. (“Haywood”) acted as agent for the offering, in consideration for which it received an 8% commission paid in cash and Haywood and other members of the selling group received non-transferable agent’s options to purchase a total of 127,000 units at $1.80 per unit, each consisting of one Common Share and one-half of one non-transferable warrant.  One whole warrant will entitle the holder to purchase one additional Common Share of the Company until March 8, 2006 at $1.80. In addition, Kimber paid Haywood a corporate finance fee of 40,000 units having the same terms as the units described above.

On February 24, 2005 Kimber closed a non-brokered private placement of 3,290,324 units to raise gross proceeds of $5,100,002.20. All of the units were issued at a price of $1.55 per unit and each unit consists of one common share and one-half of a non-transferable share purchase warrant, with one whole warrant entitling the holder to purchase one additional common share at $1.80 until March 8, 2006. No commissions or brokerage fees were paid with the exception of a finder’s fee of $31,000 paid to an investment brokerage firm in respect of the sale of 1 million units.

On August 26, 2005, the Company closed a non-brokered private placement of 3,333,332 units to raise gross proceeds of $4,999,998.  All of the units were issued at a price of $1.50 per unit and each unit consists of one common share and one-half of a non-transferable share purchase warrant, with one whole warrant entitling the holder to purchase one additional common share at $1.80 until February 26, 2007. A finder's fee of $40,000 was paid to an investment brokerage firm in respect of the sale of 1,333,332 units.

DESCRIPTION OF THE BUSINESS OF THE COMPANY

Overview

The Company is a junior resource company engaged in the acquisition, exploration and development of mineral resource properties in Mexico. The Company's primary objective is the exploration and development of the Property consisting of the Monterde Concessions, the adjoining El Coronel Concessions and the Staked Concessions, all located in the Monterde Mining District in the State of Chihuahua, Mexico. The Company's targets on these properties are open-pittable ore bodies, where gold and silver are amenable to extraction by heap leaching and conventional milling. The principal asset of the Company is the Carmen gold-silver deposit within the Monterde Concessions. Essential studies, including mine planning, metallurgical testing, environmental monitoring and discussions with the local community, are under way as part of a pre-feasibility study of the Carmen deposit. The pre-feasibility study, originally anticipated to be completed in the first quarter of 2005, was delayed as a result of a reassessment of the geological interpretation of the Carmen deposit and the expansion of the deposit resulting from both in-fill and step-out drilling. The pre-feasibility study is now anticipated to be completed in the first quarter of 2006. Drilling is continuing on the Carmen deposit with an aim to increasing the size of the deposit. An active program of exploration, including reverse circulation drilling, grid layout, rock sampling, geological mapping and trenching has resulted in the discovery of the Carotare and the El Orito Norte exploration targets and is proceeding on other parts of the Property in search for additional resources. In addition, the Company is taking steps to examine other mineral properties where additional resources of gold and silver may be found.

The Company’s objective is to bring the Carmen deposit to production–ready status, while continuing to increase shareholder value by adding economically attractive gold and silver resources.

As the Company is a gold and silver mineral exploration and development company with no producing properties, the most significant factor that will impact the Company are the prices for gold and silver. Since the commencement of Kimber’s financial year starting July 1, 2004 the price of gold has fluctuated  from a low of US$384.50 to a high of US$456.00 per ounce during the financial year ended June 30, 2005. As of September 26, 2005 trading closed at US$463.67 per ounce of gold. In the same time period the price of silver rose from US$5.72 to a high of US$8.01 per ounce and as of September 26, 2005 trading closed at US$7.2844 per ounce. The Company’s management believes that gold and silver prices will trade higher over the next several years and that the Company will benefit from rising precious metal prices, but no assurance can be given that these expectations will prove to be correct.

Mineral Project

The following is a reproduction of the “Summary”, Section 1.0 of the Burgoyne Technical Report on the Property which is incorporated in this Annual Information Form by reference and which can be found at www.sedar.com:

“1.0

Summary

Kimber Resources Inc.’s (“Kimber”) Monterde Property (the “Property”) is located in Chihuahua State, Mexico. Coordinate locations for the property are 27o35.5’N and 108o05’W, and in UTM coordinates, 3056000N and 787500E, NAD27, Mexican datum.  Access to the Property southwest from Chihuahua City is by approximately 260 kilometres of road of varying quality, from paved highway to moderate quality logging road; a four wheel drive vehicle is recommended during rainy season and generally for access on the Property roads.  Elevations range from 2000m to 2400m, with the property area covering a series of north-northwest / south-southeast ridges.  Slopes are generally moderate to locally steep.  The vegetation predominantly consists of ponderosa pine forest.  The climate of the Property area is tempered by the relatively high altitude; winters are cold and dry and a distinct rainy season with moderate temperatures typically lasts from June to October.  Besides the numerous annual streams on the property area, the water table has shown itself to be relatively shallow in most places and wells should produce ample water supplies for development and production.

The Monterde Property includes a small underground past producer of gold and silver, which operated from 1937 to 1943; approximately 68,000 tonnes of oxide ore grading 19.29 grams per tonne gold and 311.5 grams per tonne silver were mined with a cut off of 15.0 g/t gold.  Current exploration and development has been focused on mineralization associated with a set of mineralized “wrench-faults”, known as the Carmen zone.  Previously mined underground on a very small scale in the early 1940s to a 15gram/tonne gold cut-off, the area is of great interest today because the low-grade halo around the major veins should be economic using modern open pit mining methods and heap-leach and mill recovery.  In addition to the previously mined Carmen zone, local prospectors and Kimber geologists have identified other zones of exploration interest along the wrench-fault system.

Mineral concessions comprising the Property, cover in excess of 29,000 hectares, and include the Monterde Concessions, the El Coronel Concessions and Staked Concessions.   The Monterde and Staked Concessions are owned 100% by Minera Monterde, Kimber Resources 100% owned Mexican subsidiary. Option agreements are in place allowing Minera Monterde S.de R.L. de C.V. (“Minera Monterde”), to acquire 100% ownership of the El Coronel Concessions, clear of all royalties or other encumbrances; remaining option payments total US$ 548,000 in 2006.

Gold and silver mineralization of the Carmen deposit is hosted in a volcanic-intrusive complex which is located at the intersection of two major structural zones.  Primary structural control of the Carmen Deposit is a northwest striking, northeast dipping shear zone with both right lateral movement and normal displacement.  The setting is in a half-graben or pull-apart basin.  Splays branching off the main shear are evident and are related to the extension of the half graben. The intersection of north striking normal faults with the shear features contributes to the localization of the gold-silver mineralization. Gold-silver mineralization is present on all of the noted structures.

A series of three intermediate tuffaceous lithologies and the associated co-magmatic intrusives are the hosts for gold and silver mineralization.  The tuffs are slightly welded to welded. Primary porosity and permeability of the tuffaceous rocks is inferred to be greater in the less welded lithologies than in the welded lithologies.

Gold and silver mineralization is associated with a variety of alteration assemblages that includes argillic alteration, quartz vein stock works, phyllic alteration and iron oxides.  Within the alteration assemblages noted, gold and silver is disseminated and stock work hosted.  Geologic data support the interpretation that the gold-silver mineralization is high in the epithermal system.  The Carmen gold-silver deposit is oxidized to vertical depths of at least 300 metres.  The oxidation levels are confirmed by drill holes. On strike over 2,000 metres of favourably altered structure remains to be explored.

Comparable epithermal gold-silver deposits commonly have down dip extents greater than 500 metres. Surface sampling and drilling has defined the Carmen gold - silver deposit with potential economic grades that are near surface.  Underground bulk mineable mineralization potential is also present.

Three hundred and thirty (330) reverse circulation holes totalling 57,256 meters comprise the drill hole database for the Monterde Property. The Carmen deposit has been extensively explored by mapping, sampling, trenching and drilling. Two hundred and eighty-seven (276) reverse circulation drill holes totalling 49,183 meters comprise the Carmen drill hole database of which 79 holes totalling 16,090 meters were drilled in 2005. Mineral Resource Estimate L, for the Carmen Deposit, includes all reverse circulation drilling to July 2005.

Estimate L, for Carmen Deposit, was calculated in August and September 2005, based on available drill data.  Much of the former inferred Mineral Resource Estimate K, defined in 2004 (Cukor et al 2004), has been brought into the Measured and Indicated categories.  The Mineral Resource Estimate L, which is summarised below in Table 1-1, is based on two separate gold and silver cut offs.  Cut-offs of mineralization at or greater to 0.3 grams per tonne gold, and mineralization that is equal or greater than 35 grams per tonne silver with gold at less than 0.3 grams per tonne, are used.  Neither open pit design nor optimization has been done; hence the presently defined Mineral Resource Estimate L is an in situ resource without a waste to mineralization strip ratio.

TABLE 1-1

MINERAL RESOURCE ESTIMATE L  - CARMEN DEPOSIT

		Grade, g/t		Contained Metal,Kg		Contained Metal, oz
	Tonnes	Au	Ag	Au	Ag	Au	Ag
SUMMARY
MEASURED	15,353,000	0.87	60	13,300	927,200	430,000	29,813,000
INDICATED	4,140,000	0.86	46	3,500	191,400	114,000	6,153,000
MEASURED+INDICATED	19,493,000	0.87	57	16,900	1,118,600	545,000	35,967,000
INFERRED	7,392,000	0.99	39	7,300	291,500	236,000	9,374,000

BY CUT OFF
0.3 Grams per Tonne Gold Cut Off
MEASURED	11,477,000	1.12	61	12,800	696,600	412,000	22,399,000
INDICATED	3,413,000	1.01	44	3,400	150,900	110,000	4,854,000
MEASURED+INDICATED	14,890,000	1.09	57	16,200	847,600	522,000	27,254,000
INFERRED	6,641,000	1.09	38	7,200	250,400	232,000	8,053,000

Less Than 0.3 Grams per Tonne Gold & Greater than 35 Grams per Tonne Silver
MEASURED	3,875,000	0.15	59	500	230,500	18,000	7,413,000
INDICATED	727,000	0.16	56	100	40,400	3,000	1,299,000
MEASURED+INDICATED	4,602,000	0.15	59	600	271,000	22,000	8,712,000
INFERRED	751,000	0.15	55	100	41,000	3,000	1,321,000

Carmen deposit mineralization is open down-dip and along the trend of the Carmen-Los Hilos-Cocos-Cob shear system, to the southeast, and beyond the Dome Fault to the northwest. The Carmen deposit also remains to be further defined and explored to the northeast, where other structures sub-parallel to the Carmen shear, including the Cob shear and Cocos shear have been defined by drilling.

A comparison of 18 core holes, completed during 2004 on the Carmen Deposit, to reverse circulation drilling results indicates that generally core drilling defines the zone(s) of gold-silver mineralization and intercept lengths are similar to reverse circulation drilling.  The gold grade is lower in the core drilling, however, core drilling overall is not considered an ideal sampling medium for low concentrations of gold because of the relatively smaller, less representative, sample weight collected compared to RC drilling.

La Veta Minitas, a gold-silver bearing mineralized fault-shear, trending northwest, parallel to the main Camen shear system, is open to the southeast.   This system was intersected by 24 drill holes during the 2003 and 2004 drill programs; La Veta Minitas is located about 250 metres south of the main Carmen shear.  A resource estimate by Kimber in November 2004 defined a resource not considered economically important at present.

Besides Carmen Deposit, the two most significant mineralized gold-silver bearing structures and exploration targets defined to date are Carotare and El Orito Norte.

At the Carotare Exploration Target drilling has been in two zones, the Carotare East (Discovery) and Carotare West (Pandora).  The area of alteration and mineralization is much like the Carmen Deposit, although larger.  At Carotare East drilling indicates a mineralized structure with grades and widths similar on the Carmen extending along a length of at least 220 metres and to a depth of at least 180 metres.  In Carotare West Zone, 200 metres to the west of Carotare East, drilling has defined mineralization along a length of 150 metres.

At El Orito Norte, gold mineralization was defined in a 2004 drill hole near an old underground decline.  Traced to the north this zone expands to a width of 80 metres consisting of silica-hematite-breccia bodies identical to those forming the high-grade mineralized zones at Carmen.  The approximate dimensions of the favourable alteration on the entire zone are in the order of 750 by 750 metres.

Additional drilling and exploration work is definitely justified at the Monterde Property. The Carmen gold - silver deposit should be advanced to pre feasibility as funding permits; mine engineering and planning studies should continue such that a mineral reserve can be estimated and metallurgical beneficiation studies should continue.

The character and excellent drill results obtained to date by Kimber Resources Inc. are of sufficient merit to warrant the following programs:

•

On the Carmen deposit an exploration/development program of in-fill reverse circulation drilling totalling 20,000 metres is recommended to continue to upgrade the current inferred resource class to measured and indicated categories and to extend the deposit. The drilling on Carmen should continue to focus on an in-fill program at 25-meter centres along strike and down dip. Additional drilling should be conducted on the splays and sub-parallel structures present in the hanging wall of the Carmen Shear.

•

On the El Orito Norte and Carotare structures, located 0.5 km and 2 km west of the Carmen deposit, geological mapping, trenching, rock sampling and 10,000 metres of reverse circulation drilling are recommended.  The Carotare exploration target, at this time, warrants most of the drilling.

The recommended exploration and development budget on the Monterde Property totals CDN $5.5 million and includes 30,000 metres of reverse circulation drilling.  This program includes, besides reverse circulation drilling, grid layout, rock sampling, geological mapping, trenching, bulk sampling, surveying, mine planning and metallurgical work.”

The Property

The following Table I sets forth the current list of mineral concessions, concession numbers, concession type, nature of ownership, area, and expiry dates.

Table I

THE PROPERTY

Monterde Concessions

Concession

Title

Title

Nature of          Area in

Name

Number

Type

       Ownership        Hectares            Expiry Date

Group 1 Concessions

 Monte Verde

209794

Exploitation

(B)

   26.0000

08/08/2049

 Los Hilos

209793

Exploitation

(B)

      6.0000

08/08/2049

 El Carmen

210811

Exploitation

(B)

   11.0000

11/29/2049

 El Carmen II

209795

Exploitation

(B)

  22.0000

08/08/2049

Group 2 Concessions

 Anexas de Guazapares

212541

Exploitation

(B)

 20.0000

10/30/2050

 Anexas de Guazapares

212552

Exploitation

(B)

    18.8947

10/30/2050

 Anexas de Guazapares

212542

Exploitation

(B)

   9.7535

10/30/2050

Group 3 Concessions

 Anexas de Guazapares

112692

Exploitation

(B)

 90.0000

04/08/2011

Group 4 Concessions

 Ampliacion Guadalupe

209496

Exploration

(B)

 59.0799

08/02/2005

El Coronel Concessions

La Bonanza

192039

Exploitation

(A)

 98.2751

12/18/2041

Montaña de Oro

205334

Exploitation

(A)

  183.0045

08/07/2047

La Verde

217341

Exploitation

(A)

  195.0000

07/01/2052

La Flor de Oro

217342

Exploitation

(A)

  148.1485

07/01/2052

San Cristóbal

217344

Exploitation

(A)

  196.1159

07/01/2052

El Carmen*

217345

Exploitation

(A)

 10.8835

07/01/2052

Merlin

217346

Exploitation

(A)

 3.9176

07/01/2052

La Morena

217348

Exploitation

(A)

 53.5533

07/01/2052

La Malinche

217347

Exploitation

(A)

 248.1107

07/01/2052

Bola de Oro

216991

Exploitation

(A)

 100.6203

06/04/2052

Venadito II

217349

Exploitation

(A)

 167.8195

07/01/2052

Staked Concessions

Stratus

219869

Exploration

(B)

 45.1100

04/24/2009

Dakota

219107

Exploration

(B)

 74.2600

02/06/2009

Rubia

223447

Exploration

(B)

  780.4720

01/10/2011

Rubia Fraccion 1

223448

Exploration

(B)

 23.4900

01/10/2011

Rubia Fraccion 2

223449

Exploration

(B)

0.4950

01/10/2011

Los Abuelos Frac Oeste

218532

Exploration

(B)

0.9416

11/21/2008

Los Abuelos Frac Este

218533

Exploration

(B)

0.1974

11/21/2008

Rubia 2

pending

Exploration

(B)           11,600.0000

pending

Rubia 3

pending

Exploration

(B)           15,487.0000

pending

Total Area:

                29,680.1399 hectares (1)

Notes:

(1)  The pending concessions have been staked and filed with the Mexican Mining Recorders office. Minera Monterde is waiting for the issue of the title documents from the Mexican government. The total area is subject to adjustment based on the final determination of the size of the pending concessions.

*- please note that claim #217345 (El Carmen) is a separate concession from claim #210811 (El Carmen) under the Group 1 heading.

Nature of Ownership:

(A)  Minera Monterde is the registered owner of these concessions subject to reconveyance upon failure to make the payments due in 2006.  See GENERAL DEVELOPMENT OF THE BUSINESS OF THE COMPANY, Three Year History

(B)  Minera Monterde is, or will be upon completion of registration, the registered owner of 100% interest these concessions.

As of the date of this Annual Information Form, all of the taxes on the concessions making up the Property have been paid and are current. Property payments on the Monterde Concessions and the El Coronel Concessions were made as required in February and August 2005 and as of the date of this Annual Information Form, the following amounts remain to be paid on account of the purchase price:

El Coronel Concessions

US$548,000

DIVIDENDS

Kimber has not paid dividends since it was incorporated. It is not management’s intention to pay dividends on the Common Shares in the immediate future. The payment of dividends in the future will be dependent upon a number of factors, including earnings, capital requirements and the operating and financial condition of the Company.

CAPITAL STRUCTURE

Kimber has authorized capital of 80,000,000 Common Shares, of which 37,066,160 were issued and outstanding as of the date of this Annual Information Form. Each Common Share carries one vote and shares equally in respect to dividends and distributions upon dissolution or winding-up.

MARKET FOR SECURITIES

Kimber is a reporting issuer in British Columbia, Alberta and Ontario and its Common Shares trade on the Toronto Stock Exchange (“TSX”) under the symbol KBR.

Trading Price and Volume

The following Table II sets out the price ranges and volumes traded of Kimber’s Common Shares in each month of the financial year ended June 30, 2005.

Table II

Trading Prices and Volumes

	High ($)	Low ($)	Volume
July, 2004	2.15	1.60	986,755
August, 2004	1.97	1.60	565,988
September,2004	2.14	1.55	1,360,827
October, 2004	2.20	1.56	1,007,727
November, 2004	2.00	1.50	823,169
December, 2004	1.95	1.64	1,988,360
January, 2005	1.74	1.50	963,983
February, 2005	2.18	1.55	3,021,036
March, 2005	2.05	1.67	650,687
April, 2005	1.92	1.60	668,180
May, 2005	1.70	1.40	844,548
June, 2005	1.64	1.18	744,138

DIRECTORS AND OFFICERS

Name, Occupation and Security Holdings

Table III sets forth the name and province or state of residence, position and office held with Kimber, and the principal occupations within the five (5) preceding years for each of the directors and officers of Kimber.

Table III

Directors and Officers

Name and Province or State of Residence	Position with Kimber	Principal Occupation for Past Five Years
Clifford A. Grandison 1, 2 British Columbia, Canada	Director of Kimber since December 10, 2003. Current term of office will expire at the Annual General Meeting in 2006.

President and Director of Grandison Executive Management Inc. since 1992 (management services firm wholly-owned by Mr. Grandison) and President and Director of Coast Mountain Power Corp. since 1999 (hydro electric power generation company).

Michael E. Hoole 2 British Columbia, Canada	Vice-President and Secretary of Kimber Director of Kimber since April 30, 2002. Current term of office will expire at the Annual General Meeting in 2007.

Self-employed legal consultant from September 1997 to December 2002; Vice-President and Secretary of Kimber from November 1999 to present;  Chief Financial Officer of Kimber from April 2002 to January 2004.

J. John Kalmet 1, 3 British Columbia, Canada	Director since April 30, 2002. Current term of office will expire at the Annual General Meeting in 2005.

Semi-retired since November 2001; Director, Glencairn Gold Corporation from March 2002 to present; President, Chief Operating Officer and director of Wheaton River Minerals Ltd. and North American Metals Corp. from February 1996 to November 2001.

Robert V. Longe 3 British Columbia, Canada	President and Chief Executive Officer of Kimber Director of Kimber since May 19, 1995. Current term of office will expire at the Annual General Meeting in 2007.

President of Kimber from November 1999 to present; Chief Executive Officer of Kimber from April 2002 to present; Secretary of Kimber from September 1997 to November 1999 and director of Kimber from March 1995 to present.

Luard J. Manning 1, 2 British Columbia, Canada	Director of Kimber since May 19, 1995. Current term of office will expire at the Annual General Meeting in 2006.	President, L.J. Manning and Associates Limited since 1967 (mining consultant wholly-owned by Mr. Manning).
James J. Puplava 3 California, USA	Director since May 28, 2004. Current term of office will expire at the Annual General Meeting in 2005.	President, Puplava Financial Services Inc. (financial advisory firm wholly-owned by Mr. Puplava and his spouse) since 1985.
Alan D. Hitchborn British Columbia, Canada	Vice-President, Development of Kimber Director-General of Minera Monterde

Vice-President, Development of Kimber from April 2002 to present; Geologist of Kimber from September 1999 to April 2002; President and Chief Geologist of Golden Treasure Explorations Ltd. from September 1997 to June 1999; Director-General of Minera Monterde from January 2000 to present.

J. Byron Richards British Columbia, Canada	Vice-President, Engineering	Vice President, Engineering of Kimber from October 2002 to present; President of JB Engineering Ltd. from June 1986 to present.
Peter J. A. de Visser British Columbia, Canada	Chief Financial Officer	Managing partner of De Visser Gray, Chartered Accountants (firm of Chartered Accountants)
Roger C. Connors British Columbia, Canada	Comptroller and Assistant Secretary	Self-employed accounting consultant until January 1, 2004; Comptroller and Assistant Secretary of Kimber since October 6, 2004.

 Notes:

1

Member of the  Audit Committee

2

Member of the  Compensation Committee

3

Member of the Corporate Governance Committee

Shareholdings of Directors and Officers

To the best of management’s knowledge, the directors and officers of Kimber as a group beneficially own, directly or indirectly, or exercise control or direction over 9,130,020 Common Shares, representing 24.6% of the issued and outstanding Common Shares.

Corporate Cease Trade Orders or Bankruptcies

To the best of management’s knowledge, no director or officer of Kimber, or a shareholder holding a sufficient number of Common Shares to affect materially the control of Kimber, or within 10 years before the date of this Annual Information Form, has been a director or officer of any other issuer that, while that person was acting in that capacity, was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, or became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, manager or trustee appointed to hold its assets.

Penalties or Sanctions

To the best of management’s knowledge, no penalties or sanctions have been imposed on a director or officer of Kimber or a shareholder holding a sufficient number of Common Shares of Kimber to affect materially the control of Kimber, in relation to securities legislation or by a securities regulatory authority, or by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies

To the best of management’s knowledge, no director or officer of Kimber, or a shareholder holding a sufficient number of Common Shares of Kimber to affect materially the control of Kimber, or a personal holding company of any such person, has, within 10 years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, manager or trustee appointed to hold the assets of the director or officer.

Conflicts of Interest

Directors and officers of Kimber also serve as directors and/or officers of other companies engaged in mineral exploration and development and may be presented from time to time with situations or opportunities which give rise to apparent conflicts of interest which cannot be resolved by arm’s length negotiations, but only through the exercise by any such officer or director of such judgment as is consistent with his fiduciary duties to Kimber which arise under British Columbia corporate law, especially insofar as taking advantage, directly or indirectly, of information or opportunities acquired in his capacity as a director or officer of Kimber. All conflicts of interest will be resolved in accordance with the Business Corporations Act (British Columbia). Any transactions with directors and officers will be made on terms consistent with industry standards and sound business practice in accordance with the fiduciary duties of those persons to Kimber, and, depending upon the magnitude of the transactions and the absence of any disinterested directors of Kimber, may be submitted to the shareholders of the Kimber for their approval.

In the opinion of management of Kimber, there are no existing or potential conflicts of interest among Kimber, its directors, officers or other insiders of the Kimber, except as disclosed elsewhere in this section.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Insider Private Placement

During the three (3) most recently completed financial years and the current financial year the only material transactions in which a director, executive officer, person or company beneficially owning or exercising control or direction over more than 10% of the Common Shares or an associate or affiliate of such persons or companies was the private placement of units consisting of one Common Share and one half of one warrant to James J. Puplava , a director of the Company, and parties associated with him, and to accounts fully managed by Sprott Asset Management Inc., a company exercising control or direction over more than 10% of the Common Shares of the Company.

On December 16, 2003, Kimber closed a private placement of 1,000,000 units at $0.70 per unit, each unit consisting of one Common Share and one half of one warrant, to James J. Puplava and parties associated with him for net proceeds of $700,000, exclusive of legal and administrative costs.  Each whole warrant was exercisable into one Common Share of the Company at $0.80 until December 16, 2004.

On February 22, 2005 the Company closed a non-brokered private placement of 3,290,324 units to accounts managed by four (4) institutional investors, one of whom was Sprott Asset Management Inc. to raise gross proceeds of $5,100,002. All of the units were issued at a price of $1.55 per unit and each unit consists of one Common Share and one-half of a non-transferable share purchase warrant, with one whole warrant entitling the holder to purchase one additional Common Share at $1.80 until March 8, 2006. Accounts fully managed by Sprott Asset Management Inc.purchased 1 million units.

On August 26, 2005, the Company closed a non-brokered private placement of 3,333,332 units to accounts managed by three (3) institutional investors, one of whom was Sprott Asset Management Inc. to raise gross proceeds of $4,999,998.  All of the units were issued at a price of $1.50 per unit and each unit consists of one common share and one-half of a non-transferable warrant, with one whole warrant entitling the holder to purchase one additional common share at $1.80 until February 26, 2007.

TRANSFER AGENTS AND REGISTRARS

Computershare Investor Services Inc., successor to Computershare Trust Company of Canada is the   transfer agent and registrar for Kimber, and the register of transfers of Common Shares is maintained in Vancouver, British Columbia and Toronto, Ontario.

MATERIAL CONTRACTS

Except for contracts made in the ordinary course of the Company's business, the following are the material contracts entered into between January 1, 2002 and June 30, 2003 which are still in effect and those entered into within the most recently completed financial year:

a.

Sale and Purchase of Mining Concessions Agreement dated June 20, 2003, between Miguel Orozco Franco and his spouse Griselda Palma Heredia, Jose Gildardo Estrada Ramirez and his spouse Olivia Moreno Urista, Barney Green Lee Portillo and his spouse Susana Alicia Trejo Rubio as the “Vendor” and Minera Monterde as the “Purchaser” pursuant to which Minera Monterde acquired title to the Group 1 Concessions subject to reconveyance upon failure to make the payments that were due from time to time;

b.

Sale and Purchase of Mining Concessions Agreement dated June 20, 2003 between Carlos Humberto Munoz Caballero, represented by Vicente Arturo Caballero Olivas, Jose Gildardo Estrada Ramirez and his spouse Olivia Moreno Urista as “Vendors” and Minera Monterde as the “Purchaser” pursuant to which Minera Monterde acquired title to the Group 2 Concessions subject to reconveyance upon failure to make the payments that were due from time to time;

c.

Sale and Purchase of Mining Concession Agreement dated June 22, 2004 between Vicente Arturo Caballero Olivas and his spouse Susana Otilia Quevedo Almazan, Maria Estela Caballero de Swanson, Gloria Caballero de Munoz, Joseph Vicente Vere Caballero, Olivas, Sylvia Margarita Vere Caballero de Ramos, also known as Sylvia Margarita Ramos, all represented by Vicente Arturo Caballero Olivas, as “Vendors” and Minera Monterde as the “Purchaser” pursuant to which Minera Monterde acquired all right, title and interest in the Group 3 Concessions for the total payment to the Vendors of US$95,400;

d.

Sale and Purchase of Mining Concessions Agreement dated June 20, 2003 between Francisca Giron Duarte, the beneficiary of the estate of Ismael Quezada Campos, and Minera Monterde as the “Purchaser”, pursuant to which Minera Monterde acquired all right, title and interest in the Group 4 Concessions for the total payment to the Vendor of US$47,300;

e.

Sale and Purchase of Mining Concessions Agreement dated September 8, 2003 between Cia Mineral el Coronel, S. A. de C. V. as “Vendor” and Minera Monterde as the “Purchaser” pursuant to which Minera Monterde acquired title to the El Coronel Concessions subject to reconveyance upon failure to make the payment of US$165,000 on February 14, 2006 and US$383,000 due on August 14, 2006;

f.

Temporary Occupation of Ejido Land Agreement dated July 13, 2003 between the Ejido Monterde, represented by the members of its board of directors, Blas Quezada Ozuna, Ramon Balois Munoz, Miguel Palacios Trias, and Manuel Quezada Ponce, and Minera Monterde pursuant to which the Minera monterde acquired the right to use the surface of the lands owned by the Ejido for exploration and mining purposes;

g.

Transfer Agent, Registrar and Dividend Disbursing Agent Agreement dated as of the 29th day of April 2002 between Kimber and Computershare Trust Company of Canada;

h.

Stock Option Plan dated for reference March 28, 2002, as amended by Shareholder resolutions passed December 10, 2003;

i.

Change of Control Agreement dated January 13, 2004, between Kimber and Robert V. Longe, pursuant to which the Mr. Longe will be paid 36 months salary and benefits in the event of his resignation from Kimber upon an adverse change in his position occurring within 12 months following a change in control of Kimber or upon his dismissal within two (2) years following the change in control of Kimber;

j.

Change of Control Agreement dated January 13, 2004, between Kimber and Michael E. Hoole pursuant to which the Mr. Hoole will be paid 36 months salary and benefits in the event of his resignation from Kimber upon an adverse change in his position occurring within 12 months following a change in control of Kimber or upon his dismissal within two (2) years following the change in control of Kimber;

k.

Change of Control Agreement dated January 13, 2004, between Kimber and Alan D. Hitchborn pursuant to which the Mr. Hitchborn will be paid 36 months salary and benefits in the event of his resignation from Kimber upon an adverse change in his position occurring within 12 months following a change in control of Kimber or upon his dismissal within two (2) years following the change in control of Kimber;

l.

Change of Control Agreement dated January 13, 2004, between Kimber and J. Byron Richards pursuant to which the Mr. Richards will be paid 36 months salary and benefits in the event of his resignation from Kimber upon an adverse change in his position occurring within 12 months following a change in control of Kimber or upon his dismissal within two (2) years following the change in control of Kimber;

m.

Listing Agreement dated June 11, 2004 between the Toronto Stock Exchange and Kimber;

n.

Agency Agreement – Unit Private Placement dated November 20, 2003 between Kimber and Canaccord;

o.

Sale and Purchase of Mining Concessions Agreement dated May 18, 2004 between Lilia Olivia Moreno, also known as Lilia Oliva Moreno Urista and her spouse Gildardo Estrada Ramirez as “Vendor” and Minera Monterde as the “Purchaser”, pursuant to which the Vendor conveyed all right, title and interest in the Los Abuelos Frac Oeste and the Los Abuelos Frac Este concessions to Minera Monterde, which concessions had been staked for and on behalf of Minera Monterde; and

p.

Agency Agreement – Unit Private Placement dated September 3, 2004 between Kimber and Haywood Securities Inc.

INTERESTS OF EXPERTS

The following Table IV sets forth the name of each person or company who is named as having prepared or certified the Burgoyne Technical Report and the registered or beneficial interests, direct or indirect, in any securities or other property in the Company held by such person or company at the time the Burgoyne Technical Report was prepared, or received thereafter, or to be received.

Table IV

Names and Interests of Experts

Name of Person or Company Preparing Report	Interest Held at time Report Prepared	Interest Received Subsequently	Interest to Be Received
A. A. Burgoyne, P.Eng., M.Sc. Geological Consultant	0%	n/a	n/a

RISK FACTORS

The securities of Kimber must be considered speculative, generally due to the nature of the Company's business and the stage of development of the properties in which it has an interest. In particular, an investor should consider the following risks:

1.

An investment in natural resource companies involves a significant degree of risk. The properties in which the Company has an interest are in the exploration stage only and are without a known body of commercial ore. The degree of risk increases substantially where the Company’s properties are in the exploration, as opposed to the development stage.

2.

If the Company's exploration programs are successful, additional funds will be required for the development of an economic ore body and to place it in commercial production. The only source of future funds presently available to the Company is through the sale of equity capital or the offering by the Company of an interest in the Property to be earned by another party or parties carrying out further exploration or development thereof, which is not presently contemplated. There is no assurance that additional funding will be available to the Company for further exploration and development of its projects or that such funding will be available on terms acceptable to management of Kimber. If additional funds are not available, the Company may not be able to maintain its rights to the Property.

3.

Any future equity financings by Kimber for the purpose of raising additional funds may result in substantial dilution to the holdings of existing shareholders.

4.

Mining operations involve a high degree of risk.  Hazards and /or uncertainties such as unusual or unexpected rock formations and other conditions are involved. Fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are some of the risks involved in the operation of mines and the conduct of exploration programs.  The Company has limited liability insurance and it may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. The payment of such liabilities may have a material adverse effect on the Company’s financial position.

5.

The marketability of natural resources which may be acquired or discovered by the Company will be affected by numerous factors beyond its control. These factors include market fluctuations, the proximity and capacity of natural resources markets and processing equipment, and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital and a loss of all or part of an investment in securities of Kimber may result.

6.

The Property in which the Company has an interest is located in Mexico. Operations may be affected in varying degrees by governmental regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, maintenance of mineral concessions, environmental legislation, land use, land claims of local people, water use and mine safety. There can be no assurance that new rules and regulations will not be enacted, or that existing rules and regulations will be applied in a manner that would not limit or curtail development or production of the Company's operations. Amendments to current laws and regulations governing the operations and activities of the Company or more stringent enforcement of such laws and regulations could have a material adverse effect on the Company.

7.

With the Company's exploration and development activities occurring in Mexico, the Company may be affected by possible political or economic instability in Mexico. The risks include, but are not limited to, terrorism, military repression, expropriation, extreme fluctuations in currency exchange rates, and high rates of inflation. Mexico has experienced extreme inflationary rates in the past.  Changes in mining or investment policies, shifts in political attitude or high rates of inflation in Mexico may adversely affect the Company's business.

8.

The fact that the Company's operations are in Mexico and some of its obligations are denominated in the Mexican peso or the US dollar make the Company subject to foreign currency fluctuations and such fluctuations may adversely affect the Company's financial position and results by increasing the cost of such operations and obligations. Kimber transfers funds to Minera Monterde on an “as needed” basis to avoid significant exposure to currency fluctuations.

9.

As essentially all the Company's assets are located outside of Canada, it may be difficult to enforce against Kimber any judgment that is obtained in a Canadian court.

10.

While the Company has diligently investigated the titles to all of the mineral concessions making up the Property and to the best of Kimber's knowledge title to all of the said mineral concessions is in good standing, this should not be construed as a guarantee that title will not be challenged or impugned by third parties. The Property may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects or governmental actions.

11.

The operations of the Company will require various licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects.

12.

The Company is dependent upon four key personnel and the loss of the services of any of them could have an adverse effect on the Company. Kimber does not maintain “key man” life insurance.

13.

The Company has no significant earnings and Kimber has no dividend record. Since Kimber intends to employ available funds for mineral exploration and development, it does not intend to pay any dividends in the foreseeable future.

14.

Certain directors and officers of Kimber are involved as directors or officers of other companies engaged in mineral exploration and may be presented from time to time with opportunities which give rise to conflicts of interest.

15.

The amounts attributed to the Company's mineral properties in its financial statements represent acquisition and exploration expenditures and should not be taken to reflect realizable value.

AUDIT COMMITTEE

Charter

The Audit Committee and the Board of Directors of the Company are in the process of developing a charter and have reviewed a draft charter entitled “Terms of Reference for the Audit Committee” which sets out a proposed Mandate, Composition of the Audit Committee, Duties of the Chair of the Audit Committee, Terms of Reference and Regulations to govern its proceedings. The Board of Directors has requested legal advice on the provisions of the charter and is currently awaiting the response of counsel. Upon completion of its deliberations it is intended that a charter document will be adopted.

Composition and Experience of the Audit Committee

The Audit Committee is comprised of three (3) directors who are unrelated in accordance with the TSX Guidelines on Corporate Governance and independent under Multilateral Instrument 52-110. The members of the Audit Committee are Clifford A. Grandison, J. John Kalmet and Luard J. Manning all of whom are financially literate. All of the members of the Audit Committee have served as Presidents and/or Chief Executive Officers of public mining companies and as such have supervised persons who prepare financial statements. In addition, all of the members of the Audit Committee have sat on numerous boards of directors for other public companies and in such capacity have had considerable experience in reviewing, understanding and approving financial statements. Mr. Grandison, the Chair of the Committee has also held various senior financial and other executive positions with a large multinational mining company. This experience has provided the members of the Audit Committee with and understanding of the general accounting principles and the ability to assess the general application of such principles in connection with the evaluation of financial statements presenting the breadth and complexity of accounting issues generally comparable to the issues raised by the Company’s financial statements. Through meetings with the external auditors and management the members of the Audit Committee have a general understanding of the internal controls and procedures for financial reporting.

Audit Fees

Fees paid or payable to the Company’s independent auditor, D&H Group LLP, Chartered Accountants, for the fiscal years ended June 30, 2005 and June 30, 2004 are as follows:

Fiscal Year Ended

Fiscal Year Ended

    June 30, 2005

   June 30, 2004

Audit Fees

      $22,669.04

0

Audit Related Fees

        $1,662.29

0

Tax Fees

           $508.25

All Other Fees

        $5,862.03

        $4,847.21

TOTAL

      $30,701.61

        $4,847.21

The “Audit Related Fees” ” for the year ended June 30, 2005 are for disbursements made to outside parties by the Auditor, including payments to the Canadian Public Accountability Board and to a United States affiliate of the Auditor for review of the Company’s 20-F registration statement filed with the United States Securities and Exchange Commission and include GST.

The “Tax Fees” for the year ended June 30, 2005 are for services relating to the completing of the Company’s June 30, 2004 Canadian corporate income tax return, T21134B ‘Information Return in Respect of Controlled Foreign Affiliates’ and T106 ‘Transactions with Non-Residential Persons’ and are inclusive of disbursements and GST.

The fees referred to as “All Other Fees” for the year ended June 30, 2004 are for professional services rendered by the Auditor in connection with an interim review of the Company’s December 31, 2003 and 2002 consolidated financial statements and review of draft form 51-901F and are inclusive of disbursements and GST.

The fees referred to as “All Other Fees” for the year ended June 30, 2005 are for services relating the audit of the reconciliation of items between Canadian and United States generally accepted accounting principles for inclusion in the June 30, 2004 consolidated financial statements included in the Company’s 20-F registration statement filed with the United States Securities and Exchange Commission, for the review of the Company’s 20-F registration statement, for disbursements and GST.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com and on the SEC website at www.sec.gov under “Filings and Forms (EDGAR)”

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of Kimber’s securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Information Circular. Additional financial information is provided in the financial statements and MD&A of the Company for its most recently completed financial year.